Filed Pursuant to Rule 433

Registration No. 333-158949-01

Pricing Term Sheet

December 7, 2010

December 7, 2010

American Water Capital Corp.

American Water Works Company, Inc.

$30,000,000 6.00% Senior Monthly Notes due 2040

Term Sheet

Issuer:	American Water Capital Corp.

Support Provider:	American Water Works Company, Inc.

Security:	Senior Monthly Notes

Maturity Date:	December 1, 2040

Redemption at Issuer’s Option:	At any time on or after December 1, 2015 at 100% of the principal amount plus interest

Ratings*:	Baa2 by Moody’s / BBB+ by S&P

Coupon:	6.00% per annum, payable monthly beginning February 1, 2011

Size:	$30,000,000

Proceeds to Issuer:	96.85% of the principal amount

Expected Settlement Date:	December 15, 2010

Underwriter:	Edward D. Jones & Co., L.P.

The Issuer and Support Provider have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Support Provider have filed with the SEC for more complete information about the Issuer, the Support Provider and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Edward D. Jones & Co., L.P. will arrange to send you the prospectus if you request it by calling Edward D. Jones & Co., L.P. toll-free at 1-800-441-2357.

*	A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.